Titan Medical to Present and Exhibit at the Society of Robotic Surgery 2018 Annual Meeting

TORONTO, June 13, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB:TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces that David McNally, President and CEO of Titan Medical, will present in the plenary session on Monday, June 18 at the Society of Robotic Surgery 2018 Annual Meeting in Stockholm. This industry-focused plenary session will feature executives from companies recognized for current and promising technology platforms in robotic surgery.

Two abstracts highlighting multi-disciplinary preclinical work from two of Titan’s Centers of Excellence, Florida Hospital Nicholson Center and IHU Strasbourg, will be presented at the meeting in the form of Poster Presentations. These abstracts will also be included in the Journal of Robotic Surgery, a peer-reviewed medical journal covering robotic surgery and an official journal of SRS. The SPORT Surgical System will also be highlighted in several presentations in General Surgery, Gynecology and Colorectal tracks throughout the meeting. Titan Medical will showcase its technology and multi-specialty preclinical feasibility videos at its booth in the Exhibit Hall.

David McNally, President and CEO of Titan Medical, said, “We are delighted with our comprehensive participation in the Society of Robotic Surgery 2018 Annual Meeting, where we will be among clinical and industry experts in the field of robotic surgery. The acceptance of two abstracts highlighting our preclinical feasibility work and several presentations referencing the SPORT Surgical System as a promising single-port robotic technology platform further demonstrates enthusiasm for single-port robotic surgery in a variety of surgical disciplines. We look forward to sharing our vision and commitment to advancing robotic surgery during the industry plenary session on the first day of the meeting.”

The Society of Robotic Surgery 2018 Annual Meeting is designed to be the most comprehensive robotic surgery symposium, featuring internationally renowned faculty who are dedicated experts in their fields of study.

About Titan Medical Inc.

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure current or prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
     or
Bruce Voss
(310) 691-7100
bvoss@lhai.com